SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 27, 2016, Cnova N.V. (“Cnova”) held an extraordinary general meeting of shareholders (the “EGM”) at 14:00 CEST at the Hilton Amsterdam Airport Schiphol Hotel, located at Schiphol Boulevard 701, 1118BN, in Schiphol, The Netherlands. As discussed further in the notice and the shareholders’ circular relating to the EGM, which were previously furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a report of foreign private issuer on Form 6-K on September 15, 2016, the EGM was called to submit to a vote of Cnova’s shareholders, in addition to other agenda items, certain resolutions related to the reorganization of Cnova’s Brazilian subsidiary Cnova Comércio Eletrônico  S.A. within Via Varejo S.A. (the “Reorganization”).

On October 27, 2016, Cnova issued a press release, a copy of which is furnished as Exhibit 99.1 herewith, announcing the voting results of the EGM. The information in this press release was also posted on Cnova’s website at http://www.cnova.com/en/investor-relations/shareholder-meeting/.

The information contained in Exhibit 99.1 of this report of foreign private issuer on Form 6-K is incorporated by reference into Cnova’s registration statement on Form S-8 (File No. 333-208111).

VOTING RESULTS — OCTOBER 27, 2016 CNOVA N.V. EGM

Shareholders as of the close of business on September 29, 2016, the record date for the EGM, were entitled to vote at the EGM.  There were 441,297,846 ordinary shares par value € 0.05 per share and 411,730,895 special voting shares par value € 0.05 per share entitled to vote at the EGM. 413,598,051 ordinary shares par value € 0.05 per share and 405,727,914 special voting shares par value € 0.05 per share were present in person or represented by proxy at the EGM.  Each item voted on at the EGM was approved by a simple majority of the votes cast, as required under the Company’s articles of association and Dutch law as follows:

Agenda item (voting items)	Number of (i) shares for which valid votes were cast and (ii) valid votes cast	Percentage of issued capital at registration date	Number of votes cast for	Number of votes cast against	Number of abstentions
2. Reduction of the Company’s issued share capital through cancellation of special voting shares in the capital of the Company	819,325,965	96.01%	819,320,821	3,744	1,400

3. Approval pursuant to section 2:107a of the Dutch Civil Code and article 15.11 of the Company’s articles of association in relation to the proposed reorganization	819,325,965	96.01%	819,321,169	2,796	2,000

4. Subject to Mr. Estermann’s resignation	819,325,965	96.01%	819,319,022	5,443	1,500

becoming effective, release from liability of Mr. Estermann with respect to the performance of his duties

5. First amendment to the Company’s articles of association	819,325,965	96.01%	819,321,169	2,795	2,001

6. Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the first amendment to the Company’s articles of association	819,325,965	96.01%	819,320,969	2,795	2,201

7. Reallocation of reserves	819,325,965	96.01%	819,320,670	3,695	1,600

8. Distribution from the Company’s special distribution reserve	819,325,965	96.01%	819,319,870	3,695	2,400

9. Reduction of the Company’s issued share capital through cancellation of all special distribution shares in the capital of the Company	819,325,965	96.01%	819,321,616	2,949	1,400

10. Second amendment to the Company’s articles of association	819,325,965	96.01%	819,321,169	2,795	2,001

11. Designation of each member of the Board and each (candidate) civil law notary and lawyer at NautaDutilh N.V. to implement the second amendment to the Company’s articles of association	819,325,965	96.01%	819,321,170	2,795	2,000

Important Information for Investors and Security Holders

This report and the materials furnished herewith are neither an offer to purchase nor a solicitation of an offer to sell securities.  Investors are advised to read the tender offer statement of Cnova’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) if and when it becomes available because it will contain important information.

The potential tender offer by Casino for Cnova’s outstanding ordinary shares, par value €0.05 per share, referenced in the materials furnished herewith, has not commenced and may never commence. If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the SEC and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Casino and Cnova intend to mail these documents to the shareholders of Cnova.  Any tender offer document (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, any tender offer materials and other documents that Casino and/or Cnova may file with the SEC will be made available to all shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  All of those materials (and all other offer documents filed with the SEC) will be available for no charge on the SEC’s website at www.sec.gov.  Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: October 27, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 27, 2016 titled “CNOVA N.V. shareholders approve the reorganization of CNOVA N.V.’s Brazilian activities within Via Varejo.”